Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of director DAVID JOHN KAPPLER

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR’S OWN HOLDING	4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
DAVID JOHN KAPPLER                                                                 526,020
MAXINE ANNE KAPPLER                                                              57,514
BANK OF NEW YORK NOMINEES LTD A/C 491849                  50,463
BANK OF NEW YORK NOMINEES LTD A/C 491846 134,644

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SEE 3 ABOVE	6.
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary
YEAR 2003 AWARD OF SHARES UNDER THE COMPANY’S BONUS SHARE RETENTION PLAN (IN RESPECT OF THE YEAR 2002), APPROVED BY THE COMPANY’S REMUNERATION COMMITTEE 13 MARCH 2003.

7.	Number of shares acquired 74,674 (ALL DEFERRED INTO TRUST)	8.	Percentage of issued class N/A	9.	Number of shares disposed N/A	10.	Percentage of issued class N/A

11.	Class of security ORDINARY SHARES OF 12.5P EACH	12.	Price per share £3.62	13.	Date of transaction 13 MARCH 2003	14.	Date company informed 26 MARCH 2003

15.	Total holding following this notification 843,315	16.	Total percentage holding of issued class following this notification 0.04%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22.	Total number of shares or debentures over which options held following this notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JE HUDSPITH 020-7830 5179

25.	Name and signature of authorised company official responsible for making this notification J MILLS GROUP DEPUTY SECRETARY

Date of notification 27 MARCH 2003